Exhibit 99.2

MDxHealth SA and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of $ (except per share amounts)	2023	2022	2023	2022

Services	19,340	11,136	50,685	24,111
Royalties and other revenues	10	18	110	52
Revenues	19,350	11,154	50,795	24,163
Cost of goods & services sold	(6,797)	(4,931)	(19,537)	(12,168)
Gross profit	12,553	6,223	31,258	11,995
Research and development expenses	(2,350)	(2,167)	(6,910)	(5,752)
Selling and marketing expenses	(9,389)	(7,771)	(28,418)	(17,619)
General and administrative expenses	(5,387)	(8,100)	(16,297)	(17,736)
Other operating income (expense), net	12	(115)	(654)	159
Operating loss	(4,561)	(11,930)	(21,021)	(28,953)
Financial expenses, net	(5,484)	(1,701)	(11,359)	(2,781)
Loss before income tax	(10,045)	(13,631)	(32,380)	(31,734)
Income tax	0	129	0	128
Loss for the period	(10,045)	(13,502)	(32,380)	(31,606)

Loss per share attributable to parent
Basic and diluted, $	(0.04)	(0.08)	(0.13)	(0.20)

Unaudited condensed consolidated statement of comprehensive income

Loss for the period	(10,045)	(13,502)	(32,380)	(31,606)
Other comprehensive income (loss)
Items that will be reclassified to profit or loss:
Exchange differences arising from translation of foreign operations	174	232	(25)	693
Total other comprehensive income (loss)	174	232	(25)	693
Total comprehensive loss for the period (net of tax)	(9,871)	(13,270)	(32,405)	(30,913)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

In thousands of $	September 30, 2023	December 31, 2022
ASSETS
Goodwill	35,926	35,926
Intangible assets	44,414	46,166
Property, plant and equipment	5,096	3,791
Right-of-use assets	4,674	4,103
Non-current assets	90,110	89,986
Inventories	2,868	2,327
Trade receivables	8,571	9,357
Prepaid expenses and other current assets	1,470	1,962
Cash and cash equivalents	32,714	15,503
Current assets	45,623	29,149
TOTAL ASSETS	135,733	119,135
EQUITY
Share capital	173,053	133,454
Issuance premium	153,177	153,177
Accumulated deficit & other reserves	(319,848)	(288,346)
Share-based compensation	11,931	11,474
Translation reserve	(469)	(444)
Total equity	17,844	9,315

LIABILITIES
Loans and borrowings	35,367	34,914
Lease liabilities	3,329	3,091
Other non-current financial liabilities	60,344	53,537
Non-current liabilities	99,040	91,542
Loans and borrowings	642	616
Lease liabilities	1,394	1,172
Trade payables	8,947	10,178
Other current liabilities	5,367	3,985
Other current financial liabilities	2,499	2,327
Current liabilities	18,849	18,278
Total liabilities	117,889	109,820
TOTAL EQUITY AND LIABILITIES	135,733	119,135

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Attributable to owners of MDxHealth SA

In thousands of $, except number of shares	Number of shares	Share capital and issuance premium	Accumulated deficit & other reserves	Share-based compensation	Foreign currency translation reserves	Total equity
Balance at January 1, 2022	155,969,226	281,631	(244,302)	10,607	(1,037)	46,899
Loss for the period			(31,606)			(31,606)
Other comprehensive income					693	693
Total comprehensive income for the period			(31,606)		693	(30,913)

Transactions with owners in their capacity as owners:
Issuance of shares, net of transaction costs	6,911,710	5,000				5,000
Share-based compensation				492		492
Balance at September 30, 2022	162,880,936	286,631	(275,908)	11,099	(344)	21,478

Balance at January 1, 2023	162,880,936	286,631	(288,346)	11,474	(444)	9,315
Loss for the period			(32,380)			(32,380)
Other comprehensive income					(25)	(25)
Total comprehensive income for the period			(32,380)		(25)	(32,405)

Transactions with owners in their capacity as owners:
Issuance of shares, net of transaction costs	107,500,000	39,599				39,599
American Depositary Shares grant			878			878
Share-based compensation				457		457
Balance at September 30, 2023	270,380,936	326,230	(319,848)	11,931	(469)	17,844

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30,
In thousands of $	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	(21,021)	(28,953)
Depreciation and amortization	5,277	2,873
Share-based compensation	457	492
Other non-cash transactions	276	201
Cash used in operations before working capital changes	(15,011)	(25,387)

Decrease in inventories	(541)	(617)
Decrease / (increase) in receivables	1,278	(4,820)
Increase in payables	151	6,429
Net cash outflow from operating activities	(14,123)	(24,395)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(2,399)	(1,457)
Purchase of intangible assets	(1,612)	465
Acquisition of Genomic Prostate Score business	0	(25,000)
Interests received	756	35
Net cash outflow from investing activities	(3,255)	(25,957)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net of transaction costs	39,599	0
Proceeds from loan obligation	0	33,264
Repayment of loan obligations	(989)	(10,758)
Payment of transaction costs and debt extinguishment costs	(250)	0
Leases repaid	(1,121)	(1,009)
Payment of interest	(2,666)	(671)
Net cash inflow from financing activities	34,573	20,826

Net increase / (decrease) in cash and cash equivalents	17,195	(30,456)

Cash and cash equivalents at beginning of the period	15,503	58,498
Effect of exchange rates	16	(674)
Cash and cash equivalents at end of the period	32,714	27,368

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